SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE TO/A

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 1

                            (NAME OF SUBJECT COMPANY)

                   CAPITAL REALTY INVESTORS IV LTD PARTNERSHIP

                         A MARYLAND LIMITED PARTNERSHIP

                             AT $40.00 NET PER UNIT

                                       BY

               EQUITY RESOURCE LEXINGTON FUND LIMITED PARTNERSHIP,
                       A MASSACHUSETTS LIMITED PARTNERSHIP

                          EQUITY RESOURCES GROUP, INC.
                              EGGERT  DAGBJARTSSON

                            LIMITED PARTNERSHIP UNITS

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                 14 Story Street
                               Cambridge, MA 02138
                                  (617) 876-4800


                            Calculation of Filing Fee

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                 Transaction Valuation*     Amount of Filing Fee
                              $588,000     $117.60
--------------------------------------------------------------------------------
* For purposes of calculating the filing fee only. This calculation assumes the purchase of 14,700 Units at a purchase price of $40.00 per Unit in the Partnership.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or
Schedule  and  the  date  of  its  filing.
--------------------------------------------------------------------------------
                                      Filing  Party:  Equity  Resource
Amount  Previously  Paid:     $117.60                 Lexington  Fund
                                                      Limited  Partnership
Form  of Registration No.:    Schedule TO     Date Filed:     November 29, 2001
--------------------------------------------------------------------------------

                                 AMENDMENT NO. 1
     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 29, 2001 (the "Schedule TO") by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") to purchase 14,700 units (the "Units") of limited partnership interests in Capital Realty Investors IV Ltd Partnership, a Maryland limited partnership (the "Partnership"), at $40.00 for each Unit, to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after November 29, 2001 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"), and less the $100 transfer fee charged by the general partner of the Partnership. The information contained in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

     ITEM  1,  ITEM  3  AND  ITEM  4

     Item 1, Item 3 and Item 4 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

     ITEM  1-SUMMARY  TERM  SHEET

Question 9 of the Summary Term Sheet is amended in its entirety to read as follows:

"How do I withdraw previously tendered Units? To withdraw your Units after you have tendered them, you must deliver a properly executed written notice of withdrawal with the required information to us while you still have the right to withdraw the Units. See 'THE OFFER-Section 4-Withdrawal Rights.'"

Question 10 of the Summary Term Sheet is amended in its entirety to read as follows:

"Until what time can I withdraw previously tendered Units? You can withdraw Units at any time until the offer has expired, and you can withdraw them at any time after the expiration date until we accept Units for payment. See 'THE OFFER-Section 4-Withdrawal Rights.'"

Question 14 of the Summary Term Sheet is amended in its entirety to read as follows:

"Partnership Spectrum, a national reporting service covering limited partnerships, reported no sales of Units in the Partnership on the INFORMAL MARKET "MATCHING SERVICE" between January 1, 2001 and October 31, 2001. On March 15, 2001, an unaffiliated third party initiated an unregistered tender offer to purchase approximately 3,650 of the outstanding Units in the Partnership at a price of $33 per Unit. On December 5, 2000, the Purchaser initiated an unregistered tender offer to purchase up to 1,470 Units in the Partnership at a price of $40 per Unit That offer expired on January 5, 2001. The Purchaser and its affiliates have purchased 5 Units in the Partnership at a price of $40 per Unit in the past sixty (60) days. All 5 units were purchased from Richard D. Kazwell and Marilyn S. Kazwell. The sellers executed the agreement of sale on September 26, 2001 and payment for the units was issued on November 7, 2001. See "INTRODUCTION-Market Value of the Units" for more information..'"

     ITEM  3-IDENTITY  AND  BACKGROUND  OF  FILING  PERSON

     Schedule  1  of  Schedule  TO  is  amended  to  include  the  following:
"Mr. Dagbjartsson is a Co-General Partner of the following Equity Resources Funds. Each of the funds share the same business address as Equity Resources
Group,  Inc.  and  the  Equity  Resource  Lexington  Fund.

Equity  Resource  Fund  XVII
Equity  Resource  Fund  XIX
Equity  Resource  General  Fund

Equity  Resource  Cambridge  Fund
Equity  Resource  Brattle  Fund
Equity  Resource  Bay  Fund
Equity  Resource  Pilgrim  Fund
Equity  Resource  Bridge  Fund
Equity  Resource  Boston  Fund


     ITEM  4-TERMS  OF  THE  TRANSACTION

     INTRODUCTION

     Paragraph 4 of "Introduction" is amended in its entirety to read as follows:

"Partnership Spectrum, a national reporting service covering limited partnerships, reported no sales of Units in the Partnership on the informal market "matching service" between January 1, 2001 and October 31, 2001. On March 15, 2001, an unaffiliated third party initiated an unregistered tender offer to purchase approximately 3,650 of the outstanding Units in the Partnership at a price of $33 per Unit. On December 5, 2000, the Purchaser initiated an unregistered tender offer to purchase up to 1,470 Units in the Partnership at a price of $40 per Unit That offer expired on January 5, 2001. The Purchaser and its affiliates have purchased 5 Units in the Partnership at a price of $40 per Unit in the past sixty (60) days. All 5 units were purchased from Richard D. Kazwell and Marilyn S. Kazwell. The sellers executed the agreement of sale on September 26, 2001 and payment for the units was issued on November 7, 2001. The Partnership currently holds limited partnership interests in twenty-nine limited partnerships (the "Local Partnerships"). The majority of the Local Partnerships own low-income housing projects that are subject to government regulations limiting the amount of money that the Local Partnerships can distribute to the Partnership. Government regulations also limit the properties' rent levels and may limit the Local Partnerships' ability to refinance or sell these properties. As a result of the Partnership's two-tiered structure, government regulated income restrictions and the potential inability to sell or refinance a portion of the Partnership's assets, the Purchaser's previous and current offer price's may be viewed as speculative in nature."

     THE  OFFER

     Paragraph 1 of Section 4--"Withdrawal Rights" is amended in its entirety to read as follows:
"Except as otherwise provided in this Section 4, tenders of Units made pursuant to the Offer are irrevocable. Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. In the event that the Offer is extended beyond the Expiration Date, the Units tendered may be withdrawn at any time prior to the end of the extension period. In addition, limited partners have a right to withdraw tendered shares at any time after the expiration of the offer until we accept Units for payment."

                                   SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:     December  12,  2001               Equity  Resource  Lexington  Fund
Limited
                                   Partnership,
                                   a  Massachusetts  limited  partnership

                                        By:     /s/  Eggert  Dagbjartsson
                                                     Eggert  Dagbjartsson
                                                     General  Partner

                                             Equity  Resources  Group,  Inc.
                                             A  Massachusetts  Corporation

                                        By:     /s/  Eggert  Dagbjartsson_
                                                     Eggert  Dagbjartsson
                                                     Executive  Vice  President

                                        Eggert  Dagbjartsson

                                        By:     /s/     Eggert  Dagbjartsson_
                                                        Eggert  Dagbjartsson
                                                        Eggert  Dagbjartsson

                            EXHIBIT  INDEX



  Exhibit No.                     Description
---------------------------------------------------------------
(a)(1)  -     Offer  to  Purchase,  dated  November  29,  2001*
---------------------------------------------------------------
(a)(2)  -     Transmittal  letter,  dated  November  29,  2001*
---------------------------------------------------------------
(a)(3)  -     Agreement  of  Sale*
---------------------------------------------------------------
(a)(4)     Summary  Advertisement*
---------------------------------------------------------------
(a)(5)--     Not  applicable.
---------------------------------------------------------------
(b)  -     Not  applicable.
---------------------------------------------------------------
(c)  -     Not  applicable.
---------------------------------------------------------------
(d)(1)-     Not  applicable.
---------------------------------------------------------------
(e)  -     Not  applicable.
---------------------------------------------------------------
(f)  -     Not  applicable.
---------------------------------------------------------------
(g)     Not  applicable
---------------------------------------------------------------
(h)     Not  applicable.
---------------------------------------------------------------
*  Previously  filed